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                                                                  EXHIBIT 99-B-1

                       ROCKWELL INTERNATIONAL CORPORATION

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

The following unaudited pro forma condensed consolidated statement of income has been prepared by Rockwell's management. This statement reflects Rockwell's acquisition of Reliance and combines the historical consolidated income statements of Rockwell and Reliance for the twelve months ended September 30, 1995, using the purchase method of accounting.

The unaudited pro forma condensed consolidated statement of income has been prepared assuming the acquisition of Reliance had occurred at the beginning of Rockwell's fiscal year ended September 30, 1995. This pro forma statement should be read in conjunction with the historical consolidated financial statements and related notes of Rockwell and Reliance. The pro forma statement includes estimates and assumptions which Rockwell management believes are reasonable. Pro forma adjustments reflecting anticipated cost savings and other synergies resulting from the integration of Reliance and Rockwell's Automation business are, under most circumstances, not permitted. As a result, the pro forma results are not intended to be a projection of future results and are not necessarily indicative of the results which would have occurred if the business combination had been in effect throughout the period presented.

The unaudited pro forma condensed consolidated statement of income has been prepared using the following facts and assumptions:

     - Rockwell acquires all the common stock of Reliance for a total cash payment of $1,586 million. Simultaneously with the acquisition of Reliance, Rockwell sells the telecommunications business of Reliance for $475 million to fund a portion of the acquisition price.

     - Rockwell borrows $1,111 million to finance the remaining portion of the $1,586 million acquisition price.

     - In accordance with generally accepted accounting principles, the purchase price of Reliance was allocated to the assets and liabilities of Reliance based upon their respective fair values. Such allocations were based upon appraisals, evaluations, estimations and other studies, some of which are still in process. For purposes of the accompanying pro forma statement, the pro forma adjustments have been reflected on an estimated basis using information currently available. Accordingly, the allocation of the purchase price to the acquired assets and assumed liabilities of Reliance is subject to revision as a result of the final determination of fair values.
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                                                                  EXHIBIT 99-B-1

                       ROCKWELL INTERNATIONAL CORPORATION

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                         YEAR ENDED SEPTEMBER 30, 1995

                    (In millions, except per share amounts)

                                                                      PRO FORMA
                                                              --------------------------
                                                                BUSINESS     ADJUSTMENTS
                                                                SOLD BY       INCREASE     PRO FORMA
                                ROCKWELL (1)   RELIANCE (2)   ROCKWELL (3)   (DECREASE)    COMBINED
                                ------------   ------------   ------------   -----------   ---------
Sales and other income........    $ 13,099         $449          $ (120)                    $13,428
Costs and expenses:
  Cost of sales...............       9,997          337             (89)                     10,245
  Selling, general and
     administrative...........       1,706           68             (19)                      1,755
  Other expense, net..........                       89              (3)        $ 11 (4)          7
                                                                                 (90)(5)
  Interest....................         170            6                           21 (6)        197
                                  --------         ----          ------          ---       --------
     Total costs and
       expenses...............      11,873          500            (111)         (58)        12,204
                                   -------         ----          ------         ----       --------
Income before income taxes....       1,226          (51)             (9)          58          1,224
Provision for income taxes....        (484)                           5           (3)(7)       (482)
                                  --------         ----          ------         ----       --------
Net income....................    $    742         $(51)         $   (4)        $ 55        $   742
                                  ======= =        ====          =======        ====       ========
Earnings per common share (8):
  Primary.....................    $   3.42                                                  $  3.42
                                  ========                                                  =======
  Fully diluted...............    $   3.36                                                  $  3.36
                                  ========                                                  =======


Average common shares
  outstanding:
  Primary.....................       217.2                                                    217.2
                                  ========                                                  =======
  Fully diluted...............       221.1                                                    221.1
                                  ========                                                  =======

(1) The Rockwell information presented includes Reliance for the nine months ended September 30, 1995.

(2) The Reliance information presented is for the three months ended December 31, 1994.

(3) To reflect the divestiture of Reliance's telecommunications business.

(4) Amortize over periods ranging from seven to forty years the excess of purchase price over the estimated fair value of net tangible assets acquired.

(5) Remove unusual expenses incurred by Reliance relating to costs associated with abandonment of a prior merger agreement and costs associated with the acquisition by Rockwell.

(6) Recognize interest expense on borrowings to fund acquisition (at assumed rates of 7% on short-term debt and 8.2% on long-term debt).

(7) Increase in the provision for income taxes primarily associated with the removal of unusual expenses noted in 5 above and reduced by the effect of additional interest expense.

(8) Pro forma primary and fully-diluted earnings per share are computed on the same basis as historical amounts.

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